October 29, 2004


Via Facsimile (616) 752-2500 and U.S. Mail

Mark E. Spitzley, Esq.
Warner Norcross & Judd, LLP
900 Fifth Third Center
111 Lyon Street, NW
Grand Rapids, MI  49503-2487

RE:	Sturgis Bancorp, Inc.
      Schedule 13E-3; file no. 5-78116
      Schedule 14A; file no. 0-49613
      Filed September 29, 2004

Dear Mr. Spitzley:

      We have the following comments on the above-referenced filings.

Schedule 14A

Reasons for the Merger, page 5

1. It appears that the expenses listed in this section do not correspond to those costs identified in the table at page 25.
Please revise to eliminate any inconsistent disclosure. In addition, disclose the bases underlying the company`s estimates for the significant increases in audit fees and for the certification of controls program for 2004, and clarify whether those estimates comprise the $143,000 one-time expenses mentioned in the second paragraph.

2. Revise to elaborate on the "risks" posed by the passage of the Sarbanes-Oxley Act that the company is seeking to avoid by engaging in a going private transaction.

3. You reference the "disproportionately high burden" on management as a reason for taking the company private. To the extent practicable, quantify the amount of time management devotes to compliance with the federal securities laws.

Background of the Merger Proposal, page 7

4. We note that the board has considered taking the company private since late 2002. Revise to indicate why you seek to undertake the going private transaction at this time as opposed to other times in the past two years. See Item 1013(c) of Regulation M-A.

5. Given your disclosure that many applicable banking regulations already impose operational procedures required by the Sarbanes-
Oxley Act, revise to specify the provisions of the Act that will significantly increase the company`s costs.

6. Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc., among board members and management and provide the reader with more of a sense of the content of those discussions. Please revise to disclose the following, which is not intended to be an exhaustive list:

* the nature of the "extensive discussions" that took place following Plante & Moran`s presentation at the meeting on March 15, 2004;
* the specific "positives and negatives" of remaining a public corporation offered by Mr. Eishen at the April 19, 2004 meeting;
and
* the substance of the discussions and the conclusions made at the meeting on June 21, 2004, pertaining to "the process, benefits and potential concerns" for proceeding with the transaction and the "positive and negative aspects".

7. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize any and all presentations made by any outside parties during your evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, including the following:

* Plante & Moran`s report presented at the March 15, 2004 meeting;
* the information received from the "various investment banking firms" mentioned on pages 8 and 9;
* Crowe Chizek`s presentation on compliance with Section 404 of the Sarbanes-Oxley Act; and
* Donnelly Pennman`s valuation report of the fair market value of the company`s common stock as of June 30, 2004. To the extent that the information contained in the preliminary valuation report is substantially similar to the disclosure already provided in the summary of Donnelly Pennman`s updated valuation, then provide a statement to this effect and summarize any differences in the information presented.

Alternatively, explain to us why you believe the items are not materially related to the Rule 13e-3 transaction.

Fairness; Recommendation of Board of Directors, page 11

8. Generally, your discussion of the factors listed in Item 1014 of Regulation M-A should only address substantive and procedural fairness to unaffiliated shareholders, and not all shareholders generally. See Item 1014(a) of Regulation M-A and Question and Answer No. 19 in Exchange Act Release No. 34-17719 and revise accordingly. In addition, revise to state whether the board believes the Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated shareholders who will retain their interest in the company and to those who will be cashed out in the merger.

9. Include a statement as to whether SB Merger Company believes the Rule 13e-3 transaction to be fair to the company`s unaffiliated security holders, including both the unaffiliated shareholders who will retain their shares and those who will receive cash, and an analysis of the material factors upon which it relied in reaching such a conclusion. See Item 1014 of Regulation M-A. Note that if SB Merger Company did not individually analyze the factors in support of its fairness determination, it may expressly adopt the board`s analysis as its own. Refer to Question and Answer No. 20 in Exchange Act Release No. 34-17719.

10. Revise the penultimate paragraph on page 18 to clarify why the board believes that liquidation value is not relevant to its fairness determination. Please note that your assertion that a liquidation is an unlikely alternative does not provide an adequate explanation for why liquidation value is not relevant. In this regard, please refer to Question and Answer No. 20 of Exchange Act Release
No. 34-17719 ("...the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values.").

11. Revise your discussion of procedural fairness to clarify how the board reached a conclusion that the transaction is procedurally fair in the absence of the procedural safeguard set forth in Item 1014(c) of Regulation M-A. Currently, your discussion only references approval by a majority of the unaffiliated shareholders who will receive cash in the merger, though the company also has unaffiliated shareholders who will retain their shares after the merger.

12. Summarize the factors considered by the Executive Committee in determining to recommend the transaction.

Opinion of Financial Advisor, page 15

13. On a supplemental basis, provide us with a copy of Donnelly
Penman`s engagement letter with the board of directors.

14. Revise to indicate whether Donnelly Penman recommended the amount of consideration to be paid in the going private transaction. Refer to Item 1015(b)(5) of Regulation M-A. Also describe any
Instructions the board gave to the advisor pursuant to Item 1015(b)(6) of Regulation M-A.

15. Disclose all of the financial forecasts that management provided to Donnelly Penman or any projections that the advisor developed. Disclose and quantify the material assumptions underlying the forecasted information. Also revise to summarize the contents of the company`s Strategic Plan as referenced in the third bullet on page16.

16. Please revise the discussion of the discounted cash flow analysis to disclose the following:

* why a 27.7% earnings growth rate was used;
* how the estimated earnings growth rate differs from the company`s historical growth rate; and
* the basis for the assumption that the company would make dividend payouts ranging from 32% to 57% and whether such an assumption is in line with the company`s current practices.

17. Explain why Donnelly Penman did not apply a marketability or minority discount to the company`s common shares for purposes of its valuation analysis.

18. Clarify how Donnelly Penman derived the fair value of $13.75 from the various methodologies. For instance, quantify the weights assigned to the various methodologies to arrive at the combined value of the company.

Amendment Proposal, page 29

19. Revise to provide a brief but balanced discussion of the benefits and detriments of the amendment proposal.

Solicitation of Proxies, page 31

20. We note that proxies may be solicited by personal interview, telephone, e-mail or fax. Please confirm, if true, that proxies will not be otherwise solicited via the Internet. In addition, please confirm your understanding that all written soliciting materials,including any e-mails or scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c).

Voting Securities and Principal Holders, page 35

21. Revise the tables to include each person`s estimated beneficial ownership following the completion of the merger.

Stock Repurchases, page 37

22. Disclose the range of prices paid in accordance with Item 1002(f) of Regulation M-A. In light of your disclosure that the board has considered taking the company private since late 2002, provide us with your analysis for why these repurchases did not constitute the first steps in the going private transaction. Refer to Rule 13e-3(a)(3) and Question and Answer No. 4 of Exchange Act Release No. 34-17719 (April 13, 1981).

Documents Incorporated by Reference, page 39

23. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A. It does not appear that your public float is sufficient and, therefore, you are probably not eligible to incorporate by reference pursuant to
Item 13(b)(1).  Please advise us if you intend to rely upon
Item 13(b)(2) to incorporate the required information by reference. If so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement. Alternatively, revise the Schedule to include the information required by Item 13(a).
The selected financial data you provide at page 43 is not sufficient to satisfy this requirement.

Proxy card

24. Currently, your form of proxy card indicates that discretionary voting authority will be used with regard to any proposal to adjourn the meeting. Please note that discretionary authority is unavailable when a procedural action is intended to be taken with respect to a substantive matter. See Rule 14a-4.
The postponement or adjournment of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting. Consequently, the use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. Either clarify that the meeting will not be adjourned to solicit additional proxies or provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment for the solicitation of additional proxies.

Closing Information

      As appropriate, please revise the proxy materials and
Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions to me at (202) 942-1797. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


							Sincerely,


							Michele M. Anderson
							Special Counsel
							Office of Mergers and
       Acquisitions